Exhibit 99.6

Wipro Limited

Results for the Quarter and Year ended March 31, 2017

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 16-17					FY 15-16
		FY	Q4	Q3	Q2	Q1	FY	Q4
Revenue & OM%	IT Services Revenues ($MN)	7,704.5	1,954.6	1,902.8	1,916.3	1,930.8	7,346.3	1,882.0
	Sequential Growth	4.9%	2.7%	-0.7%	-0.8%	2.6%	3.7%	2.4%
	Sequential Growth in Constant Currency*	7.0%	1.7%	0.6%	0.9%	2.0%	7.6%	2.7%
	Operating Margin %**	18.0%	18.3%	18.3%	17.8%	17.8%	20.2%	19.7%

Service Line Mix	Practices^
	Analytics	7.1%	6.9%	7.0%	7.3%	7.4%	7.4%	7.2%
	Application Services	44.7%	45.7%	44.4%	43.8%	44.7%	46.6%	45.3%
	Business Process Services	13.0%	12.3%	13.3%	13.4%	12.9%	9.8%	10.6%
	Global Infrastructure Services	28.0%	28.0%	28.1%	28.2%	27.9%	28.3%	28.9%
	Product Engineering	7.2%	7.1%	7.2%	7.3%	7.1%	7.9%	8.0%

SBU Mix	Strategic Business Units***
	Communications	7.3%	6.9%	7.4%	7.5%	7.6%	7.6%	7.7%
	Consumer	15.8%	15.8%	15.8%	15.7%	15.8%	16.3%	16.4%
	Energy, Natural Resources & Utilities	13.1%	13.1%	13.0%	12.9%	13.2%	14.6%	14.0%
	Finance Solutions	25.7%	26.0%	25.5%	25.5%	25.6%	26.3%	25.4%
	Healthcare, Life Sciences & Services	15.6%	15.4%	16.0%	16.0%	15.3%	12.0%	13.3%
	Manufacturing & Technology	22.5%	22.8%	22.3%	22.4%	22.5%	23.2%	23.2%

Geography Mix	Geography
	Americas	54.7%	54.9%	55.5%	54.8%	53.5%	52.7%	52.5%
	APAC and Other Emerging Markets	10.8%	10.8%	10.9%	10.8%	10.7%	11.2%	10.9%
	Europe	24.4%	24.4%	23.6%	24.0%	25.4%	25.3%	25.6%
	India & Middle East business	10.1%	9.9%	10.0%	10.4%	10.4%	10.8%	11.0%

Guidance	Guidance ($MN)		1,922-1,941	1,916-1,955	1,931-1,950	1,901-1,939		1,875-1,912
	Guidance restated based on actual currency realized ($MN)		1,941-1,960	1,891-1,930	1,899-1,918	1,912-1,950		1,869-1,906
	IT Services Revenues ($MN)	7,704.5	1,954.6	1,902.8	1,916.3	1,930.8	7,346.3	1,882.0

Customer Relationships	Customer size distribution (TTM)
	> $100M	9	9	9	8	9	9	9
	> $75M	18	18	17	19	19	18	18
	> $50M	34	34	33	33	33	33	33
	> $20M	91	91	90	91	91	89	89
	> $10M	163	163	170	171	170	160	160
	> $5M	268	268	264	258	252	248	248
	> $3M	354	354	349	341	336	331	331
	> $1M	602	602	576	571	565	550	550

Customer Metrics	Revenue from Existing customers %	98.0%	96.0%	97.6%	98.6%	99.7%	98.1%	96.5%
	Number of new customers	256	51	108	47	50	261	119
	Total Number of active customers	1323	1323	1259	1180	1208	1223	1223
	Customer Concentration
	Top customer	2.7%	2.9%	2.8%	2.6%	2.5%	3.1%	2.7%
	Top 5	10.0%	10.0%	10.0%	10.1%	10.3%	11.6%	11.0%
	Top 10	17.1%	16.9%	16.9%	17.5%	17.6%	19.3%	18.2%

*	Constant currency revenues for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
**	Effective April 1, 2016, the segment results are measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same. Margins for the quarter and year ended March 31, 2017 have been computed by dividing the segment results by an aggregate of Segment Revenue and Other Operating Income.
***	Effective April 1, 2016, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.
^	We have re-classified some portions of work amongst Service lines effective April 1, 2016 and therefore the growth rates (YoY) may not be comparable.

		FY16-17					FY 15-16
		FY	Q4	Q3	Q2	Q1	FY	Q4
Currency Mix	% of Revenue
	USD	61%	60%	61%	61%	60%	60%	60%
	GBP	10%	10%	10%	10%	11%	12%	11%
	EUR	9%	9%	9%	9%	9%	8%	9%
	INR	7%	7%	7%	8%	8%	7%	7%
	AUD	4%	4%	4%	4%	4%	4%	4%
	CAD	2%	3%	2%	2%	2%	2%	2%
	Others	7%	7%	7%	6%	6%	7%	7%

Employee Metrics	Closing Head Count - IT Services	181,482	181,482	179,129	174,238	173,863	172,912	172,912
	Closing Employee Count - IT Services	165,481	165,481	164,176	159,791	158,272	156,831	156,831
	Utilization
	(IT Services excl BPS, Designit, cellent, HPS, Appirio & I&ME)
	Gross Utilization	71.5%	73.1%	71.6%	71.2%	69.9%	68.8%	68.1%
	Net Utilization (Excluding Support)	80.2%	81.9%	80.0%	80.2%	78.8%	76.6%	76.1%
	Net Utilization (Excluding Trainees)	82.3%	84.8%	81.9%	82.8%	79.7%	79.9%	77.5%
	Attrition
	(IT Services excl BPS, cellent, Designit, HPS & Appirio)
	Voluntary TTM	16.3%	16.3%	16.3%	16.6%	16.5%	16.1%	16.1%
	Voluntary Quarterly Annualized	16.3%	14.8%	15.4%	17.2%	17.9%	16.1%	14.9%
	BPS % - Quarterly	11.5%	11.2%	10.7%	12.2%	11.7%	11.0%	11.1%
	BPS % - Post Training Quarterly	9.3%	9.0%	8.2%	10.8%	9.0%	9.3%	9.9%
	Sales & Support Staff - IT Services (average)	14,466	14,612	14,385	14,543	14,324	13,140	13,737

B. IT Services (Excluding Infocrossing, BPS, Designit, cellent, HPS, Appirio and India & Middle East Business)

Service delivery	Revenue from FPP	57.1%	58.3%	57.7%	56.4%	56.0%	55.2%	56.9%
	Onsite Revenue - % of Services	53.7%	52.8%	53.5%	53.9%	54.4%	54.1%	54.2%
	Off shore Revenue - % of Services	46.3%	47.2%	46.5%	46.1%	45.6%	45.9%	45.8%

C. Growth Metrics For Quarter and Year ended March 31, 2017

	Seq %	YoY%	Constant Currency Seq %	Constant Currency YoY %	FY17 YoY%	FY17 Constant Currency YoY %
IT Services	2.7%	3.9%	1.7%	5.2%	4.9%	7.0%

Strategic Business Units***
Communications	-3.9%	-6.9%	-6.6%	-6.0%	1.4%	5.0%
Consumer Business Unit	3.3%	0.3%	2.6%	1.4%	1.4%	3.1%
Energy, Natural Resources & Utilities	3.4%	-2.7%	1.9%	0.7%	-5.9%	-1.1%
Finance Solutions	4.4%	6.1%	3.2%	7.8%	2.4%	5.1%
Healthcare, Life Sciences & Services	-1.4%	20.3%	-2.0%	20.4%	36.9%	37.3%
Manufacturing and Technology	5.3%	2.0%	4.7%	2.8%	1.4%	2.0%

Geography
Americas	1.4%	8.5%	1.2%	8.4%	8.8%	9.0%
APAC and Other Emerging Markets	2.3%	2.7%	-0.7%	-0.1%	1.1%	1.2%
Europe	6.4%	-0.8%	4.4%	6.2%	1.1%	8.4%
India & Middle East business	1.9%	-6.5%	0.5%	-7.3%	-1.4%	-0.1%

Practices^
Analytics	1.9%
Application Services	5.5%
Business Process Services	-4.8%
Global Infrastructure Services	2.4%
Product Engineering	1.6%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q4 FY 16-17 (INR Mn.)
Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	94,143	6,573	55	100,771
Selling and marketing expenses	11,791	78	-33	11,836
General and administrative expenses	6,899	391	-23	7,267

Total	112,833	7,042	-1	119,874